                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 10-SB

                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS

        UNDER SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                      OCEAN FRESH SEAFOOD MARKETPLACE, INC.
                 (Name of Small Business Issuer in its charter)


                 Florida                                       65-0704155
                 -------                                       ----------
       (State or other jurisdiction                        (I.R.S. Employer
       incorporation or organization)                    Identification Number)



     9001 N.W. 97TH TERRACE, UNIT E, MEDLEY, FLORIDA               33178
     -----------------------------------------------               -----
         (Address of principal executive offices)                (Zip Code)

       Registrant's telephone number, including area code: (305) 888-7200
                                                           --------------


           Securities to be registered under Section 12(b) of the Act:

                                      None

           Securities to be registered under Section 12(g) of the Act:

                     Common Stock, $.001 par value per share
                                (Title or class)

                                TABLE OF CONTENTS

                                                                           PAGE
                                                                           ----

PART I

ITEM 1.       DESCRIPTION OF BUSINESS..................................       1

ITEM 2.       PLAN OF OPERATION........................................       4

ITEM 3.       DESCRIPTION OF PROPERTY..................................       7

ITEM 4.       SECURITY OWNERSHIP OF CERTAIN
              BENEFICIAL OWNERS AND MANAGEMENT.........................       7

ITEM 5.       MANAGEMENT...............................................       8

ITEM 6.       EXECUTIVE COMPENSATION...................................       8

ITEM 7.       CERTAIN RELATIONSHIPS AND
              RELATED TRANSACTIONS.....................................       9

ITEM 8.       DESCRIPTION OF SECURITIES................................       9

PART II

ITEM 1.       MARKET FOR COMMON EQUITY AND RELATED
              STOCKHOLDER MATTERS......................................      10

ITEM 2.       LEGAL PROCEEDINGS........................................      10

ITEM 3.       CHANGES IN AND DISAGREEMENTS WITH
              ACCOUNTANTS ON ACCOUNTING AND
              FINANCIAL DISCLOSURE.....................................      10

ITEM 4.       RECENT SALES OF UNREGISTERED SECURITIES..................      10

ITEM 5.       INDEMNIFICATION OF DIRECTORS AND OFFICERS................      10

PART F/S

ITEM 1.       FINANCIAL STATEMENTS AND EXHIBITS........................      11

                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS.

BUSINESS DEVELOPMENT

Ocean Fresh Seafood Marketplace, Inc. is a Florida corporation that was incorporated on October 4, 1994, under the name Elm Tree Capital Corp. We changed our name two times to Cybercloseout.com, Inc. and then Sitzen.com, Inc. in early 1999. In October 1999 we changed our name to Ocean Fresh Seafood Marketplace, Inc.

Other than organizational activities, we have not conducted any operational activities since our incorporation.

We are filing this registration of our securities on a voluntary basis because the primary attraction of us as a merger partner or acquisition vehicle will be our status as a reporting public company. Any business combination or transaction could result in a significant issuance of shares and substantial dilution to our current stockholders.

We anticipate that the selection of a business opportunity in which to participate will be complex and extremely risky. Due to general economic conditions, rapid technological advances being made in some industries and shortages of available capital, management believes that there are numerous firms seeking the perceived benefits of a publicly-registered corporation. These perceived benefits may include facilitating or improving the terms on which additional equity financing may be sought, providing liquidity for incentive stock options or similar benefits to key employees, providing liquidity (subject to restrictions of applicable statutes), for all stockholders and other factors. Potentially, available business opportunities may occur in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex.

We have nominal capital with which to provide the owners of business opportunities with any significant cash or other assets. However, we believe that we will be able to offer owners of acquisition candidates the opportunity to acquire a controlling ownership interest in a publicly- registered company without incurring the cost and time required to conduct an initial public offering. The owners of the business opportunities will, however, incur significant legal and accounting costs in connection with their acquisition of a business opportunity, including the costs of preparing reports such as Form 8-K's, 10-K's or 10-KSB's, agreements and related reports and documents. The Securities Exchange Act of 1934 specifically requires that any merger or acquisition candidate comply with all applicable reporting requirements, which include providing audited financial statements to be included within the numerous filings relevant to complying with the Exchange Act. Nevertheless, our officers and directors have not conducted market research and are not aware of statistical data which would support the perceived benefits of a merger or acquisition transaction for the owners of a business opportunity.

INVESTMENT COMPANY ACT OF 1940

Although we will be subject to regulation under the Securities Act of 1933 and the Securities Exchange Act of 1934, we believe that we will not be subject to regulation under the Investment Company Act of 1940 insofar as we will not be engaged in the business of investing or trading in securities. In the event that we engage in business combinations which result in our holding passive investment interests in a number of entities, we could be subject to regulation under the Investment Company Act of 1940. In this event, we would be required to register as an investment company and could be expected to incur significant registration and compliance costs. We have obtained no formal determination from the Securities and Exchange Commission as to our status under the Investment Company Act of 1940 and, consequently, any violation of such Act would subject us to material adverse consequences. We expect to be exempt from the Investment Company Act of 1940 via Regulation 3a-2.

INVESTMENT ADVISER ACT OF 1940

We believe we are not an investment adviser under the Federal Investment Adviser Act of 1940, which classification would involve a number of negative considerations. Accordingly, we will not furnish or distribute advice, counsel, publications, writings, analysis or reports to anyone relating to the purchase or sale of any securities within the language, meaning and intent of Section 202(a)(11) of the Investment Adviser Act of 1940, 15 U.S.C.

RISK FACTORS

WE HAVE NO OPERATIONS OR REVENUES AND HAVE LIMITED ASSETS. We have no revenues or earnings from operations. We have little or no tangible assets or financial resources. We will, in all likelihood, continue to sustain operating expenses without corresponding revenues, at least until the consummation of a business combination. This may result in our incurring a net operating loss which will increase continually until we consummate a business combination with a profitable business opportunity. There is no assurance that we can identify such a business opportunity and consummate such a business combination.

TRANSFERABILITY OF OUR SHARES OF COMMON STOCK IS LIMITED BECAUSE A SIGNIFICANT NUMBER OF STATES HAVE ENACTED SECURITIES OR BLUE SKY LAWS AND REGULATIONS RESTRICTING OR, IN MANY INSTANCES, PROHIBITING, THE INITIAL SALE AND SUBSEQUENT RESALE WITHIN THAT STATE OF SECURITIES OF BLANK CHECK COMPANIES SUCH AS US. In addition, many states, while not specifically prohibiting or restricting blank check companies, would not register our securities for sale or resale in their states. Because of these regulations, we have no current plan to register any securities with any state. To ensure that any state laws are not violated through the resales of our securities, we will refuse to register the transfer of any securities to residents of any state which prohibits this resale or if no exemption is available for such resale. It is not anticipated that a secondary trading market for our securities will develop in any state until consummation of a business combination.

WE ARE AND WILL CONTINUE TO BE A MINOR PARTICIPANT IN THE BUSINESS OF SEEKING MERGERS WITH, JOINT VENTURES WITH AND ACQUISITIONS OF SMALL PRIVATE AND PUBLIC ENTITIES. A large number of established and well-financed entities, including venture capital firms, are active in mergers and acquisitions of companies which may be desirable target candidates for us. Nearly all of these entities have significantly greater financial resources, technical expertise and managerial capabilities than we, and, consequently, we will be at a competitive disadvantage in identifying possible business opportunities and successfully completing a business combination. In addition, we will also compete in seeking merger or acquisition candidates with numerous other small public companies.

WE HAVE NO ARRANGEMENT, AGREEMENT OR UNDERSTANDING WITH RESPECT TO ENGAGING IN A MERGER WITH, JOINT VENTURE WITH OR ACQUISITION OF, A PRIVATE OR PUBLIC ENTITY. There can be no assurance that we will be successful in identifying and evaluating suitable business opportunities or in concluding a business combination. We cannot assure you that we have or will be able to negotiate a business combination on favorable terms. We have not established a specific length of operating history or a specified level of earnings, assets, net worth or other criteria which we will require a target business opportunity to have achieved, and without which we would not consider a business combination in any form with such business opportunity. Accordingly, we may enter into a business combination with a business opportunity having: no significant operating history; losses; limited or no potential for earnings; limited assets; negative net worth or other negative characteristics.

OUR PROPOSED OPERATIONS, EVEN IF SUCCESSFUL, WILL IN ALL LIKELIHOOD RESULT IN OUR ENGAGING IN A BUSINESS COMBINATION WHICH WILL LIMIT OUR ACTIVITIES TO THOSE ENGAGED IN BY THE ENTITY WITH

WHICH WE MERGE OR ACQUIRE. Our inability to diversify our activities into a number of areas may subject us to economic fluctuations within a particular business or industry and therefore increase the risks associated with our operations.

IN THE EVENT THAT WE ENGAGE IN BUSINESS COMBINATIONS WHICH RESULT IN OUR HOLDING PASSIVE INVESTMENT INTERESTS IN A NUMBER OF ENTITIES, WE COULD BECOME SUBJECT TO REGULATION UNDER THE INVESTMENT COMPANY ACT OF 1940. Although we will be subject to regulation under the Securities Exchange Act of 1934, we believe that we will not be subject to regulation under the Investment Company Act of 1940, insofar as we will not be engaged in the business of investing or trading in securities. In the event we are subject to the Investment Company Act, we would be required to register as an investment company and could be expected to incur significant registration and compliance costs. We have not obtained formal determination from the Securities and Exchange Commission regarding our status under the Investment Company Act of 1940 and, consequently, any violation of this act could cause material adverse consequences to our business.

A BUSINESS COMBINATION INVOLVING THE ISSUANCE OF OUR COMMON STOCK WILL, IN ALL LIKELIHOOD, RESULT IN STOCKHOLDERS OF A PRIVATE COMPANY OBTAINING A CONTROLLING INTEREST IN US. Any similar business combination may require our management to sell or transfer all or a portion of our common shares held by them, or resign as members of our board of directors. The resulting change in control could result in the removal of key management personnel and a corresponding reduction in or elimination of his participation in our future affairs.

OUR PRIMARY PLAN OF OPERATION IS BASED UPON A BUSINESS COMBINATION WITH A PRIVATE COMPANY WHICH WILL RESULT IN OUR ISSUING SECURITIES TO STOCKHOLDERS OF A COMPANY WE ARE MERGING WITH OR ACQUIRING. The issuance of previously authorized and unissued common stock would result in reduction in percentage of shares owned by our present and prospective stockholders.

THE REQUIREMENT OF AUDITED FINANCIAL STATEMENTS MAY DISQUALIFY BUSINESS OPPORTUNITIES. Sections 13 and 15(d) of the Securities Exchange Act of 1934 require companies to provide information about significant acquisitions, including certified financial statements for the company acquired, covering one, two or three years, depending on the relative size of the acquisition. The time and additional costs that may be incurred by some target entities to prepare such statements may preclude consummation of an otherwise desirable acquisition. Acquisition prospects that do not have or are unable to obtain the required audited financial statements may not be appropriate for acquisition so long as the reporting requirements of the 1934 Act are applicable.

ITEM 2.  PLAN OF OPERATION.

We currently have no operations or revenues. We are seeking to acquire assets or shares of an entity actively engaged in business which generates revenues, in exchange for our securities. We do not have any possible acquisition of merger candidates as of the date of this filing.

Our purpose is to seek, investigate and, if such investigation warrants, acquire an interest in business opportunities presented to us by persons or firms who or which desire to seek the perceived advantages of an Exchange Act registered corporation. We will not restrict our search to any specific business, industry, or geographical location and we may participate in a business venture of virtually any kind or nature. This discussion of the proposed business is purposefully general and is not meant to be restrictive of our virtually unlimited discretion to search for and enter into potential business opportunities. Our management anticipates that we may be able to participate in only one potential business venture because we have nominal assets and limited financial resources. This lack of diversification should be considered a substantial risk to our stockholders because it will not permit us to offset potential losses from one venture against gains from another.

The analysis of new business opportunities will be undertaken by, or under the supervision of our executive officers, who may not be considered professional business analysts. We intend to concentrate on identifying preliminary prospective business opportunities which may be brought to our attention through present associations of our officers and directors, or by our stockholders. In analyzing prospective business opportunities, we will consider such matters as:

         o        the available technical, financial and managerial resources;
         o        working capital;
         o        other financial requirements;
         o        history of operations, if any;
         o        prospects for the future;
         o        nature of present and expected competition;
         o the quality and experience of management services which may be available and the depth of that management;
         o the potential for further research, development, or exploration;
         o        the potential for growth or expansion;
         o        the potential for profit;
         o the perceived public recognition of acceptance of products, services, or trades; and
         o        name identification

In implementing a structure for a particular business acquisition, we may become a party to a merger, consolidation, reorganization, joint venture, or licensing agreement with another corporation or entity. We may also acquire stock or assets of an existing business. On the consummation of a transaction, it is probable that our present management and stockholders will no longer control us. In addition, our Board of Directors may, as part of the terms of the acquisition transaction, resign and be replaced by new directors without a vote of our stockholders. Any terms of sale of the shares presently held by any member of management will be also afforded to all other stockholders on similar terms and conditions. Any and all such sales will only be made in compliance with federal and applicable state securities laws.

We anticipate that any securities issued in any such reorganization would be issued in reliance upon exemption from registration under applicable securities laws. In some circumstances, however, as a negotiated element of its transaction, we may agree to register all or a part of these securities immediately after the transaction is consummated or at specified times thereafter. If such registration occurs, of which there can be no assurance, it will be undertaken by the surviving entity after we have successfully consummated a merger or acquisition and we are no longer considered a shell company. Until such time as this occurs, we will not attempt to register any additional securities. The issuance of substantial additional securities and their potential sale into any trading market which may develop in our securities may have a depressive effect on the value of our securities in the future, if such a market develops, of which there is no assurance.

While the actual terms of a transaction to which we may be a party cannot be predicted, it may be expected that the parties to the business transaction will find it desirable to avoid the creation of a taxable event and thereby structure the acquisition in a so-called "tax-free" reorganization under Sections 368(a)(1) or 351 of the Internal Revenue Code. In order to obtain tax-free treatment, it may be necessary for the owners of the acquired business to own 80% or more of the voting stock of the surviving entity. In such event, our stockholders would retain less than 20% of the issued and outstanding shares of the surviving entity, which would result in significant dilution in the equity of such stockholders.

As part of our investigation, our management may meet with a target company's management and key personnel, may visit and inspect material facilities, obtain analysis of verification of certain information provided, check references of management and key personnel, and take other reasonable investigative measures, to the extent of our limited financial resources and management expertise. The manner in which we participate in an opportunity will depend on:

        o         the nature of the opportunity,
        o         our respective needs and desires,
        o         respective needs and desires of other parties,
        o         our management of the opportunity, and
        o         relative negotiation strength.

We will not acquire or merge with any entity which cannot provide independently audited financial statements within a reasonable period of time after closing of the proposed transaction. We will be subject to all of the reporting requirements included in the 1934 Act. Included in these requirements is the affirmative duty to file independent audited financial statements as part of our Form 8-K to be filed with the Securities and Exchange Commission upon consummation of a merger or acquisition, as well as our audited financial statements included in its annual report on Form 10-K (or 10-KSB, as applicable). If such audited financial statements are not available at closing, or within time parameters necessary to insure our compliance with the requirements of the 1934 Act, or if the audited financial statements provided do not conform to the representations made by the candidate to be acquired in the closing documents, the closing documents will provide that the proposed transaction will be voidable, at the discretion of our present management. If this transaction is voided, the agreement will also contain a provision providing for the acquisition entity to reimburse us for all costs associated with the proposed transaction.

Except as required by law, we do not intend to provide our stockholders with any complete disclosure documents, including audited financial statements, concerning an acquisition or merger candidate and its business prior to the consummation of any acquisition or merger transaction.

We anticipate that we will incur nominal expenses in the implementation of our business plan.

EMPLOYEES

We have two part time employees that also serve as our management. They are not compensated. We do not need to hire additional employees to facilitate our business plan.

COMPETITION

We will remain an insignificant participant among the marketplace of firms that engage in the acquisition of business opportunities. There are many established venture capital and financial concerns which have significantly greater financial and personnel resources and technical expertise than we. In view of our limited financial resources and limited management availability, we will continue to be at a significant competitive disadvantage to our competitors.

ITEM 3.  DESCRIPTION OF PROPERTY.

We currently maintain our offices at 9001 N.W. 97th Terrace, Unit E, Medley, Florida 33178. We occupy this office at no cost. This space is sufficient in order to carry out our plan of operations.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

The following table sets forth certain information as of June 30, 2000 regarding beneficial ownership of our common stock by (1) each stockholder known by us to be the beneficial owner of more than 5% of our common stock, (2) by each director and executive officer and (3) by all executive officers and directors as a group. Each of the persons named in the table has sole voting and investment power with respect to common stock beneficially owned. The address for each individual is 9001 N.W. 97th Terrace, Unit E, Medley, Florida 33178.

                                Number of                    Percentage of
Name                          shares owned                   shares owned
----                          ------------                   -------------

Robert G. Coutu                  396,000                          97.5%
Fred Guarino                       -0-                             -0-

All officers and directors
    as a group (2 persons)       396,000                          97.5%

ITEM 5.  MANAGEMENT.

OFFICERS AND DIRECTORS

The following table sets forth certain information concerning each of our directors and executive officers:

Name                              Age                  Position
----                              ---                  --------

Robert G. Coutu                   49        President, Vice President and
                                            Director

Fred Guarino                      53        Secretary, Treasurer and Director

ROBERT COUTU has served as our president, vice president and a member of our board of directors since May 1999. Since 1975, Mr. Coutu has served as president and chief executive officer of Ocean Fresh Seafood, Inc. (unaffiliated to our company), a wholesaler of seafood. Ocean Fresh Seafood currently has gross sales of approximately $40,000,000 a year. Mr. Coutu's responsibilities with this company include all financial and corporate activities. Mr. Coutu is also the principal partner of Coutu Enterprises, a real estate firm. Mr. Coutu is a graduate of Bryant College.

FRED GUARINO has served as our treasurer, secretary and member of our board of directors since May 1999. Mr. Guarino has been a partner in the accounting firm of Dacey, Guarino & Company, LP since 1985. He has served as secretary, treasurer and director of Vanguard Services Corp. since February 1988. Vanguard Services is a home health care company. Since September 1989 Mr. Guarino has also been a partner of Parkway Properties, a real estate company. Mr. Guarino was also recently appointed secretary, treasurer and director of Diversified Packaging Co., a packaging company. Mr. Guarino's responsibilities for the above-mentioned companies include financial and corporate duties. Mr. Guarino is a member of the American Institute of Certified Public Accountants and Rhode Island Society of CPAs. He is a graduate of Providence College and Suffolk University.

ITEM 6.  EXECUTIVE COMPENSATION.

None of our executive officers receive compensation from our company.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

In October 1999, Robert G. Coutu, our president and vice president, entered into two stock purchase agreements with the then majority shareholders of our company. Mr. Coutu acquired the majority interest in our company for approximately $55,000, secured by two separate promissory notes for $5,000 and $50,000. The note for $5,000 has subsequently been repaid.

ITEM 8.  DESCRIPTION OF SECURITIES.

COMMON STOCK

Our articles of incorporation authorizes us to issue 750,000,000 shares of common stock at $.001 par value. Each holder of common stock is entitled to one vote for each share of common stock held. On August 31, 2000, there were 406,000 shares of common stock outstanding. Upon liquidation, each stockholder is entitled to receive a proportionate share of his, her or its assets available for distribution to stockholders after the payment of liabilities and after distribution in full of preferential amounts, if any. All shares of common stock issued and outstanding are fully-paid and nonassessable. Holders of the common stock are entitled to share pro rata in dividends and distributions with respect to the common stock, as may be declared by the board of directors out of funds legally available therefor.

PREFERRED STOCK

Our articles of incorporation do not permit the issuance of preferred stock.

OPTIONS AND WARRANTS

We currently have no options or warrants outstanding to purchase shares of our common stock.

                                     PART II

ITEM 1.  MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

Our common stock is quoted on the pink sheets under the symbol OCEN. Over the past two fiscal years, our common stock has not been traded, nor is there a bid or ask price for the common stock.

As of October 30, 2000, there were in excess of 27 holders of our common stock.

We are authorized to issue 750,000,000 shares of common stock, $.001 par value, of which 406,000 shares were issued and outstanding as of October 30, 2000.

DIVIDEND POLICY

We have not paid any cash dividends on our common stock and presently intend to continue a policy of retaining earnings, if any, for reinvestment in our business.

ITEM 2.  LEGAL PROCEEDINGS.

None.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

There have been no disagreements with the findings of our accountants.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

None.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

We shall indemnify to the fullest extent permitted by, and in the manner permissible under the laws of the State of Florida, any person made, or threatened to be made, a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he is or was a director or officer of our company, or served any other enterprise as director, officer or employee at the request of our company. The board of directors, in its discretion, shall have the power on behalf of our company to indemnify any person, other than a director or officer, made a party to any action, suit or proceeding by reason of the fact that he/she is or was an employee of our company. Indemnification of officers or persons controlling our company for liabilities arising under the Securities Act of 1933 has been determined by the Securities and Exchange Commission to be against public policy and unenforceable.

PART F/S

ITEM 1.  FINANCIAL STATEMENTS AND EXHIBITS.

(1) The following financial statements of Ocean Fresh Seafood Marketplace, Inc. are filed as part of this Report:

Audited balance sheet as of December 31, 1999 and related statements of operations, stockholders' deficit and cash flows for the years then ended December 31, 1999 and December 31, 1998. Unaudited balance sheet as of July 31, 2000 and related statements of operations, stockholders' deficit and cash flows for the period.

(2)  Exhibits:

2        Stock Purchase Agreement
3.0      Articles of Incorporation
3.1      Amended Articles of Incorporation
3.1(a)   Amendment to Amended Articles of Incorporation
3.2      Bylaws
27.1     Financial Data Schedule

                                   SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           Ocean Fresh Seafood Marketplace, Inc.


Date: November 2, 2000                     By: /s/ Robert G. Coutu
                                              ---------------------------------
                                              Robert G. Coutu, President

                          INDEX TO FINANCIAL STATEMENTS



OCEAN FRESH SEAFOOD MARKETPLACE, INC.

Independent Auditors' Report.............................................F-2

Balance Sheet............................................................F-3

Statements of Operations.................................................F-4

Statement of Stockholders' Deficit ......................................F-5

Statements of Cash Flows.................................................F-6

Notes to Financial Statements......................................F-7 - F-8

                          INDEPENDENT AUDITORS' REPORT



To the Board of Directors
Ocean Fresh Seafood Marketplace, Inc.
Boca Raton, Florida

         We have audited the accompanying balance sheet of Ocean Fresh Seafood Marketplace, Inc. (a development stage enterprise), as of December 31, 1999, and the related statements of operations, stockholders' deficit and cash flows for the years ended December 31, 1999 and 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amount and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ocean Fresh Seafood Marketplace, Inc. (a development stage enterprise), as of December 31, 1999, and the results of its operations and its cash flows for the years ended December 31,1999 and 1998, in conformity with generally accepted accounting principles.

         The accompanying financial statements have been prepared assuming that Ocean Fresh Seafood Marketplace, Inc. will continue as a going concern. As discussed in Note 2(a) to the financial statements, the Company currently has no established sources of revenues. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in note 2(a). The financial statements do not include adjustments that might result from the outcome of this uncertainty.

                                                /s/Feldman Sherb& Co., P.C.
                                                Feldman Sherb & Co., P.C.
                                                Certified Public Accountants

New York, New York
June 5, 2000

                      OCEAN FRESH SEAFOOD MARKETPLACE, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)

                                  BALANCE SHEET


                                                                   July 31,       December 31,
                                                                     2000             1999
                                                                   --------       ------------
                                                                  (Unaudited)

                      LIABILITIES AND STOCKHOLDERS DEFICIT

Current liabilities:
      Due to shareholder                                           $ 23,394         $ 13,732
                                                                   --------         --------
Stockholders' deficit

      Common stock, $.001 par value; 50,000,000 authorized,
          406,000 issued and outstanding                                406              406
      Additional paid-in capital                                      4,619            4,619
      Accumulated deficit                                           (28,419)         (18,757)
                                                                   --------         --------

          Total stockholder's deficit                               (23,394)         (13,732)
                                                                   --------         --------

                                                                   $     --         $     --
                                                                   ========         ========








                        See notes to financial statements

                      OCEAN FRESH SEAFOOD MARKETPLACE, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)

                            STATEMENTS OF OPERATIONS



                                     Seven Months Ended July 31,           Year Ended December 31,      October 4, 1996
                                      -------------------------           -------------------------   (inception) through
                                        2000              1999              1999            1998          July 31, 2000
                                      ---------         ---------         ---------       ---------       -------------
                                     (unaudited)       (unaudited)                                         (unaudited)
OPERATING EXPENSES                    $   9,662         $   6,100         $  13,732         $      --        $  28,419
                                      ---------         ---------         ---------         ---------        ---------

NET LOSS                              $  (9,662)        $  (6,100)        $ (13,732)        $      --        $ (28,419)
                                      =========         =========         =========         =========        =========

NET LOSS PER WEIGHTED AVERAGE
      SHARES OUTSTANDING              $   (0.02)        $   (0.01)        $   (0.03)        $      --        $   (0.06)
                                      =========         =========         =========         =========        =========

WEIGHTED AVERAGE COMMON SHARES
      OUTSTANDING                       406,000           502,500           478,375           502,500        $ 481,522
                                      =========         =========         =========         =========        =========










                        See notes to financial statements

                      OCEAN FRESH SEAFOOD MARKETPLACE, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)

                       STATEMENT OF STOCKHOLDERS' DEFICIT



                                                   Common stock                Additional                              Total
                                          -----------------------------          Paid-In           Accumulated      Stockholders'
                                            Shares              Amount           Capital             Deficit           Deficit
                                          ----------         ----------         ----------         ------------       ----------
Balance, December 31, 1997                 5,025,000              5,025                 --             (5,025)                --

Net loss                                          --                 --                 --                 --                 --
                                          ----------         ----------         ----------         ----------         ----------

Balance, December 31, 1998                 5,025,000              5,025                 --             (5,025)                --

Cancelled shares                            (965,000)              (965)               965                 --                 --

One for ten stock split                   (3,654,000)            (3,654)             3,654                 --                 --

Net loss                                          --                 --                 --            (13,732)           (13,732)
                                          ----------         ----------         ----------         ----------         ----------

Balance, December 31, 1999                   406,000                406              4,619            (18,757)           (13,732)

Net loss (unaudited)                              --                 --                 --             (9,662)            (9,662)
                                          ----------         ----------         ----------         ----------         ----------

Balance, July 31, 2000 (unaudited)           406,000                406              4,619            (28,419)           (23,394)
                                          ==========         ==========         ==========         ==========         ==========




                        See notes to financial statements

                      OCEAN FRESH SEAFOOD MARKETPLACE, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)

                            STATEMENTS OF CASH FLOWS



                                                       July 31,                          December 31,       October 4, 1996
                                              -------------------------         ------------------------  (inception) through
                                                2000             1999             1999             1998       July 31, 2000
                                              --------         --------         --------         --------     -------------
                                             (unaudited)      (unaudited)                                       (unaudited)
CASH FLOWS FROM OPERATING
 ACTIVITIES:
      Net loss                                $ (9,662)        $ (6,100)        $(13,732)        $     --        $(28,419)
      Adjustments to reconcile net
        loss to net cash flows
        provided by (used in)
        operating activities:

           Common stock issued for
            services                                --               --               --               --           5,025
                                              --------         --------         --------         --------        --------

NET CASH USED IN OPERATING ACTIVITIES           (9,662)          (6,100)         (13,732)              --         (23,394)
                                              --------         --------         --------         --------        --------

CASH FLOWS FROM FINANCING ACTIVITIES
      Proceeds from due to shareholder           9,662            6,100           13,732               --          23,394
                                              --------         --------         --------         --------        --------

NET CASH PROVIDED BY
      FINANCING ACTIVITIES                       9,662            6,100           13,732               --          23,394
                                              --------         --------         --------         --------        --------

NET INCREASE (DECREASE) IN CASH                     --               --               --               --              --

CASH, beginning of period                           --               --               --               --              --
                                              --------         --------         --------         --------        --------

CASH, end of year                             $     --         $     --         $     --         $     --        $     --
                                              ========         ========         ========         ========        ========




                        See notes to financial statements

                      OCEAN FRESH SEAFOOD MARKETPLACE, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)

                          NOTES TO FINANCIAL STATEMENTS

                      YEARS ENDED DECEMBER 31,1999 AND 1998

        AND FOR THE SEVEN MONTHS ENDED JULY 31, 2000 AND 1999 (UNAUDITED)

1.       THE COMPANY

         Ocean Fresh Seafood Marketplace, Inc. (the "Company") was incorporated in the State of Florida on October 4, 1996. The Company was originally incorporated as Elm Tree Capital Corp., and has undergone various name changes since inception. On October 27, 1999, the Company underwent its latest name change to Ocean Fresh Seafood Marketplace, Inc. The Company currently has no operations and is considered a development stage enterprise.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         a. BASIS OF PRESENTATION - The Company has no established sources of revenues and as such this raises substantial doubt about the Company's ability to continue as a going concern. The continued existence is dependent upon the Company's ability to generate revenue from operations or to seek additional sources of financing.

                  There are no assurances that the Company can develop sources or revenues or obtain additional financing that may be required. The accompanying financial statements do not include any adjustments that might result from the outcome of these uncertainties.

         b. USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         c. INCOME TAXES - The Company recognizes deferred tax assets and liabilities based on the difference between the financial statements carrying amount and the tax basis of assets and liabilities, using the effective tax rates in the years in which the difference are expected to reverse. A valuation allowance related to deferred tax assets is also recorded when it is probable that some or all of the deferred tax asset will not be realized. As of December 31, 1999, no deferred tax assets have been recorded as the realization of such asset would not be probable.

3.       DUE TO SHAREHOLDER

         As of December 31, 1999 and June 30, 2000 the Company owes $13,732 and $23,394, respectively to the majority shareholder of the Company. Such advances are noninterest bearing and are due upon demand. These advances were utilized to fund the organization costs of the Company.

4.       STOCKHOLDERS' EQUITY

         During October 1999 the Company cancelled 965,000 shares of its common stock previously issued. The shares were cancelled as no consideration was received for its issuance.

         On October 6, 1999, with the joint approval of the Board of Directors and the shareholders of the Company a one-for-ten reverse stock split was effected. All references to earnings (loss) per share in these financial statements have been retroactively restated to reflect the one-for-ten reverse stock split.